Contact: Martin Kleinman
Communications Strategies
718/398-4009

Airspray BV
Alkmaar, The Netherlands
+31 (0) 72-541 4666
general@airspray.nl

Airspray International Inc.
Pompano Beach, Florida
954/972-7750
general@airsprayintl.com


03022897

FOR IMMEDIATE RELEASE

New *WaterGuard* foamer lineup is engineered for all wet-condition applications...

AIRSPRAY'S NEW *WATERGUARD* FOAMERS PERFECT FOR IN-SHOWER PERSONAL CARE PRODUCTS

Easy-to-use, water-resistant "one-hand" instant foamer is a great new choice for makers of body washes, shampoos and soaps -- for grownups and kids...

ALKMAAR, The Netherlands – As part of the company's ongoing effort to expand the industry's widest selection of instant-foam mechanical dispensers, Airspray has just introduced its new *WaterGuard* line, specially engineered for bath and shower applications.



The first three models in the new *WaterGuard* lineup -- the WRT4, WRD4 and WRM3 -- offer consumer product manufacturers attractive new instant-foam dispenser options, with a variety of outputs and sizes, for a wide range of tub-and-shower personal care product applications.

Recently, Nivea selected Airspray's new water-resistant foamer technology for a foaming baby wash product. The renowned Nivea brand is owned by the global marketing company, Beiersdorf AG.

Offering both superior form and function, the sleek, contemporary design of Airspray *WaterGuard* foamers will appeal to makers of body washes, shampoos, soaps and other consumer products commonly used around the bath or shower.

A specially designed base cap, nozzle and (in some versions) protective shell combine to direct water away from the contents of the dispenser. Both microbial build-up and "watering" of the product in tub and shower environments are thus reduced. These real-world consumer benefits provide the "value-added" manufacturers need to differentiate new personal care products in an increasingly competitive marketplace.

WaterGuard foamers, like other Airspray instant foam dispensers, are cutting edge, computer

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engineered mechanisms that allow a precise mixture of liquid and air with a single stroke of the smooth-action button.

Sophisticated valve technology ensures reliability and ease-of-use -- the consumer immediately gets perfect, creamy foam quality with just one stroke of the pump. Even shaking the product before use does not affect the quality of the foam.

And, unlike some other mechanical foam dispensers, the *WaterGuard* foamers may be fully filled and emptied completely, thanks to the angular design of the dip tube, which facilitates use of the dispenser at an angle.

The enhanced design of the company's family of finger pump dispensers allows Airspray customers to select from an appealing range of custom colors and container shapes, including square, triangular, domed, oval or flat.

ABOUT AIRSPRAY N.V.

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

The company is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY"). The firm's Sponsored Level - I Depositary receipt program became effective earlier this year.

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Unilever, Yves Rocher and Wella -- to name only a few -- differentiate their products. For further information, call 072-541-4666 or
954/972-7750, or visit the company's web site at www.airspray.net.

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